Exhibit (d)(19(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of May 1, 2024 to the Investment Sub-Advisory Agreement dated as of July 16, 2020 (“Agreement”) between Equitable Investment Management Group, LLC, a limited liability company organized in the State of Delaware (“EIM” or “Adviser”), and Harris Associates LP, a limited partnership organized in the State of Delaware (“Harris Associates” or “Sub-Adviser”).

WHEREAS, EIM and the Sub-Adviser have agreed to amend the Agreement to modify the fee payable to the Sub-Adviser for investment advisory and other services that the Sub-Adviser provides to an allocated portion of the EQ/International Value Managed Volatility Portfolio;

NOW, THEREFORE, EIM and Harris Associates agree to modify the Agreement as follows:

1.

Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which Harris Associates serves as a Sub-Adviser and the fee payable to the Sub-Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		HARRIS ASSOCIATES L.P.

By:	/s/ Kenneth Kozlowski	By:	/s/ Christopher Keller
	Kenneth Kozlowski		Name: Christopher Keller
	Executive Vice President and Chief Investment Officer		Title: President

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate**

EQ/International Value Managed Volatility Portfolio*

0.58% of the Allocated Portion’s average daily net assets up to and including $50 million;

0.535% of the Allocated Portion’s average daily net assets in excess of $50 million and up to and including $100 million;

0.50% of the Allocated Portion’s average daily net assets in excess of $100 million and up to and including $500 million;

0.475% of the Allocated Portion’s average daily net assets in excess of $500 million and up to and including $1 billion; and

0.45% of the Allocated Portion’s average daily net assets in excess of $1 billion.

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Allocated Portion”.

**

The daily sub-advisory fee for the Allocated Portion is calculated by multiplying the aggregate net assets of the Allocated Portion at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.